UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF

THE SECURITIES EXCHANGE ACT OF 1934

Tilray, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	82-4310622
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1100 Maughan Road Nanaimo, BC, Canada	V9X IJ2
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Class 2 common stock, $0.0001 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement number to which the form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

On July 17, 2018, Tilray, Inc. (the “Company”) filed a registration statement on Form 8-A (the “Initial 8-A”) with the Securities and Exchange Commission in connection with its initial public offering and the listing of its Class 2 common stock, par value $0.0001 per share (the “Class 2 Common Stock”), on The Nasdaq Global Select Market.

On September 30, 2020, all outstanding shares of the Company’s Class 1 common stock, par value $0.0001 per share (the “Class 1 Common Stock”), automatically converted into the same number of Class 2 Common Stock pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate”). No additional shares of Class 1 Common Stock will be issued following such conversion.

The conversion occurred pursuant to Article IV, Section D.5 of the Certificate, which provided that each one share of Class 1 Common Stock would convert automatically, without any further action, into one share of Class 2 Common Stock, at 5:00 p.m. in New York City, New York on the first trading day falling after the date on which, at all times on such date, the outstanding shares of Class 1 Common Stock represent less than ten percent (10%) of the aggregate number of shares of the then outstanding Class 1 Common Stock and Class 2 Common Stock.

Also in accordance with Article IV, Section D.3 of the Certificate, and as required by Section 243 of the Delaware General Corporation Law (“DGCL”), on October 1, 2020, the Company filed a certificate with the Secretary of State of the State of Delaware effecting the retirement and cancellation of the shares of Class 1 Common Stock that were issued but not outstanding following the conversion (the “Certificate of Retirement”). Pursuant to Article IV, Section D.5(a) of the Certificate, effective upon the filing of the Certificate of Retirement, the obsolete references to Class 1 Common Stock in the Certificate were eliminated.

Prior to the conversion, the shares of Class 2 Common Stock and Class 1 Common Stock had the same rights and privileges and ranked equally, shared ratably in dividends and distributions and were identical in all respects, except that each holder of shares of Class 2 Common Stock was entitled to one vote per share and each holder of shares of Class 1 Common Stock was entitled to ten votes per share. Following the conversion, there will be only one class of common stock, Class 2 Common Stock, which will be entitled to one vote per share and otherwise have the same designations, rights, powers and preferences as the shares of Class 2 Common Stock prior to the conversion.

This Amendment No. 1 to Form 8-A amends and restates the Initial Form 8-A to reflect the elimination of the dual class structure.

Item 1.	Description of Registrant’s Securities to be Registered.

The following is a summary of the rights of the Company’s Class 2 Common Stock and preferred stock. This summary is not complete. For more detailed information, please see the Certificate, the Company’s amended and restated bylaws (the “Bylaws”) and the applicable provisions of the DGCL.

The Company’s authorized capital stock will consist of 500,000,000 shares of Class 2 Common Stock, 233,333,333 shares of Class 1 Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share. The Company’s Certificate prohibits the issuance of any shares of Class 1 Common Stock.

As of September 30, 2020, after giving effect to the conversion, 133,234,189 shares of Class 2 Common Stock were outstanding and no shares of preferred stock were outstanding. The Company’s outstanding Class 2 Common Stock was held by 610 holders of record as of such date. As of September 30, 2020, the Company also had outstanding options to acquire 6,853,486 shares of Class 2 Common Stock.

Common Stock

Voting Rights

The holders of Class 2 Common Stock are entitled to one vote per share.

Cumulative voting for the election of directors is not provided for in the Company’s amended and restated certificate of incorporation.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of Class 2 Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Company’s board of directors may determine. The Company does not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

Upon the Company’s liquidation, dissolution or winding-up, the assets legally available for distribution to the Company’s stockholders would be distributable ratably among the holders of Class 2 Common Stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences and privileges of holders of Class 2 Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Rights of Repurchase

The Company currently has no rights to repurchase shares of its Class 2 Common Stock, except as described in “—Options and Restricted Stock Units” below.

Preemptive or Similar Rights

The Company’s Class 2 Common Stock is not entitled to preemptive rights and is not subject to redemption.

Options and Restricted Stock Units

Pursuant to the terms of the Company’s standard option agreement, the Company has a right to repurchase shares of its Class 2 Common Stock issued upon the exercise of options granted under the Amended and Restated 2018 Equity Incentive Plan if the holder of such shares ceases providing services for the Company for any reason.

Preferred Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company’s board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series. The Company’s board of directors also has the authority to determine or alter the designation, rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, any or all of which may be greater than the rights of the Class 2 Common Stock. The Company’s board of directors, without stockholder approval, may issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of Class 2 Common Stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, and may have the effect of delaying or preventing changes in management of the Company. In addition, the issuance of preferred stock may have the effect of decreasing the market price of the Class 2 Common Stock and may adversely affect the voting power of holders of Class 2 Common Stock and reduce the likelihood that Class 2 Common Stockholders will receive dividend payments and payments upon liquidation.

The Company’s board of directors will determine the rights, preferences, privileges and restrictions of the preferred stock of each series that the Company sells. The Company will file as an exhibit to a registration statement, or will incorporate by reference from reports that the Company files with the SEC, the form of the certificate of designation that describes the terms of the series of preferred stock that the Company is offering before the issuance of the related series of preferred stock. This description will include:

•	the title and stated value;

•	the number of shares the Company is offering;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the Company’s right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on the Company’s ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•

whether the preferred stock will be convertible into the Company’s Class 2 Common Stock or other securities, including warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•

whether the preferred stock will be exchangeable for debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred stock;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	a discussion of any material or special U.S. federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs;

•

any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

When the Company issues shares of preferred stock, the shares will be fully paid and nonassessable.

Unless the Company specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon the Company’s liquidation, dissolution or winding up:

•	senior to all classes or series of the Company’s Class 2 Common Stock and to all of the Company’s equity securities ranking junior to the preferred stock;

•	on a parity with all of the Company’s equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of the Company’s equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” does not include convertible debt securities.

The DGCL the state of the Company’s incorporation, provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, the Company’s amended and restated certificate of incorporation and amended and restated bylaws:

•

permits the Company’s board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provides that the authorized number of directors may be changed only by resolution of the Company’s board of directors;

•

provides that, subject to the rights of any series of preferred stock to elect directors, directors may be removed with or without cause, by the holders of at least 66 2/3% of all of the Company’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provides that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provides that any action to be taken by the Company’s stockholders may not be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law;

•

provides that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also specify requirements as to the form and content of a stockholder’s notice;

•

provides that special meetings of the Company’s stockholders may be called by the chairperson of the Company’s board of directors, the Company’s chief executive officer, or by the Company’s board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•

provides that the Company’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal as possible and with the directors serving three-year terms, therefore making it more difficult for stockholders to change the composition of the Company’s board of directors; and

•

does not provide for cumulative voting rights, unless required by law, therefore allowing the holders of a majority of the shares of Class 2 Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose. The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of all of the Company’s then-outstanding capital stock entitled to vote generally in the election of directors.

The combination of these provisions will make it more difficult for the Company’s existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of us by replacing the Company’s board of directors. Because the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in the Company’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock.

Choice of Forum

The Company’s amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding the Company’s amended and restated certificate of incorporation or the Company’s amended and restated bylaws or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. The Company’s amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. If a court were to find the exclusive-forum provision in the Company’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Class 2 Common Stock is Philadelphia Stock Transfer, Inc. The transfer agent and registrar’s address is 2320 Haverford Road, Suite 230, Ardmore, PA 19003 and its phone number is (484) 416-3124.

Listing

The Company’s Class 2 Common Stock is listed on the Nasdaq Global Select Market under the symbol “TLRY.”

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Retirement.

3.2	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Form 8-K filed with the Securities and Exchange Commission on December 17, 2019 (File No. 001-38594)).

3.3	Amended and Restated Bylaws of Tilray, Inc. (incorporated by reference to Exhibit 3.4 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 9, 2018 (Registration No. 333-225741)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TILRAY, INC.

Date: October 1, 2020	By:	/s/ Brendan Kennedy
Brendan Kennedy
Chief Executive Officer